Exhibit 99.28

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

1.	Names of the Parties to the Transaction

Brookfield Business Partners L.P. (“BBU”)

Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) (“BBHC”)

Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (“BBUC”)

2.	Description of the Transaction

On March 27, 2026 (the “Effective Date”), BBU, BBHC and BBUC completed the previously announced plan of arrangement (the “Arrangement”) pursuant to which, among other things, (i) the holders of non-voting limited partnership units (“Units”) of BBU received from BBUC one (1) class A subordinate voting share (“Class A Share”) of BBUC in exchange for each Unit held as of the Effective Date, (ii) the holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) of BBHC received from BBUC one (1) Class A Share in exchange for each Exchangeable Share held as of the Effective Date, (iii) each holder of a redemption-exchange unit (“REU”) of Brookfield Business L.P. (“Holding LP”) received from BBUC one (1) Class A Share in exchange for each REU held as of the Effective Date, (iv) a subsidiary of Brookfield Asset Management Ltd. received from BBUC one (1) non-special share of BBUC in exchange for each special limited partner unit of Holding LP held as of the Effective Date, and (v) Brookfield Corporation (together with its subsidiaries other than BBU, BBHC and BBUC, “Brookfield”), in exchange for its one (1) ordinary share, par value $100.00, in the capital of Brookfield Business Partners Limited (the “BBU General Partner”), the general partner of BBU, received from BBUC three (3) class B multiple voting shares (“Class B Shares”) of BBUC, resulting in Brookfield holding one (1) Class B Share for each general partnership unit of BBU held by the BBU General Partner as of the Effective Date.

In connection of the completion of the Arrangement, BBUC was renamed Brookfield Business Corporation (the name of BBHC prior to the consummation of the Arrangement) and became a reporting issuer in each province and territory of Canada (the “Jurisdictions”). BBHC was renamed Brookfield Business Holdings Corporation and each of BBHC and BBU will cease to be reporting issuers in the Jurisdictions. The Class A Shares were listed and will be posted for trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) under the symbol “BBUC” and the Units and Exchangeable Shares will be delisted from the TSX and NYSE.

3.	Effective Date of the Transaction

March 27, 2026.

4.	Name of Each Party, if Any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

Each of BBU and BBHC has applied to cease to be a reporting issuer in each of the Jurisdictions.

BBUC became a reporting issuer in each of the Jurisdictions upon completion of the Arrangement.

5.	Date of the Reporting Issuer’s First Financial Year-End After the Transaction

December 31, 2026

6.	Periods, Including the Comparative Periods, if Any, of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction

The first interim financial reports and annual financial statements of BBUC will be for the interim periods ending March 31, 2026, June 30, 2026 and September 30, 2026 and the financial year ending December 31, 2026. The corresponding periods of the previous year will be, respectively, the interim periods ended March 31, 2025, June 30, 2025 and September 30, 2025 and the financial year ended December 31, 2025, in each case, of BBU.

7.	Documents Filed under NI 51-102 that Describe the Transaction and Where those Documents can be Found in Electronic Format

Further information regarding the Arrangement is contained in:

(a)	the news release of BBU and BBHC dated September 25, 2025;

(b)	the material change report of BBHC dated October 3, 2025;

(c)	the joint management information circular of BBU and BBHC dated November 26, 2025 in connection with the special meetings of shareholders of BBHC and unitholders of BBU held on January 13, 2026; and

(d)	the news release of BBU and BBHC dated March 16, 2026.

Copies of these materials have been filed on SEDAR+ and are available under BBU and BBHC’s profiles at www.sedarplus.ca.

DATE: March 27, 2026.